Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
East West Bancorp, Inc.:

We consent to the use of our reports dated February 27, 2019 with respect to the consolidated balance sheet of East West Bancorp, Inc. and subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 10-K of East West Bancorp, Inc., incorporated by reference herein.

/s/ KPMG LLP
KPMG LLP
Los Angeles, California
June 26, 2019